THE LAW OFFICE OF

RONALD N. VANCE & ASSOCIATES, P. C.

Attorneys at Law

1656 REUNION AVENUE

SUITE 250

SOUTH JORDAN, UTAH 84095

Ronald N. Vance

TELEPHONE (801) 446-8802

Brian M. Higley

FAX (801) 446-8803

EMAIL: ron@vancelaw.us

EMAIL: brian@vancelaw.us

August 16, 2012

Jeffrey Gordon, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:

Jolley Marketing, Inc.

Item 4.01 Form 8-K

Filed August 13, 2012

File No. 000-53500

Dear Mr. Gordon:

We are in receipt of your letter dated August 14, 2012, in connection with the above-referenced filing by Jolley Marketing, Inc., a Nevada corporation (the “Company”).  In response to the specific comments in your letter dated August 14, 2012, I have been authorized to provide the following responses and information, with each numbered item below corresponding to the numbered items in your letter:

1.

Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant's reports on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s reports. It appears that the accountant’s reports included in the December 31, 2011 and 2010 Forms 10-K included disclosure of uncertainty regarding the ability to continue as a going concern. As such, please amend your Form 8-K and revise your disclosure accordingly.

RESPONSE:  The Form 8-K filed on August 13, 2012 has been amended to include disclosure of uncertainty regarding the ability to continue as a going concern.

2.

To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your amended Form 8-K.

RESPONSE:  The Form 8-K/A filed on August 16, 2012 contains an updated Exhibit 16 letter as referenced in the comment above.

Jeffrey Gordon, Staff Accountant

Division of Corporation Finance

August 16, 2012

The Company has authorized me to convey to you that it acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If further information in this regard is required, please feel free to contact the Company or this office.

Sincerely,

/s/ Brian M. Higley

Brian M. Higley

Encl.

cc:

Steven L. White, President